UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LEJU HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)**

Xin Zhou

E-House Holdings Ltd.

c/o 11/F, Yinli Building

383 Guangyan Road

Jing’an District, Shanghai 200072

People’s Republic of China

Phone: +86 21 6133-0808

Facsimile: +86 21 6133-0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

 Skadden, Arps, Slate, Meagher & Flom LLP

 c/o 42/F, Edinburgh Tower, The Landmark

 15 Queen’s Road Central

Hong Kong

 +852 3740-4700

August 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) is an initial Schedule 13D filing on behalf of each of Mr. Xin Zhou (“Mr. Zhou”) and E-House Holdings Ltd. (“E-House Holdings”) with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of Leju Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American depositary shares of the Issuer, each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	50187J108

1	Names of Reporting Persons Xin Zhou
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 95,521,749 Ordinary Shares [1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,826,829 Ordinary Shares [2]
	10	Shared Dispositive Power 93,694,920 Ordinary Shares [3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,521,749 Ordinary Shares [1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 70.6% [4]
14	Type of Reporting Person (See Instructions) IN

1              Include (i) 250,833 Ordinary Shares held by Mr. Zhou, (ii) 203,240 Ordinary Shares held by On Chance Inc. (“On Chance”), a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iii) 889,506 Ordinary Shares held by Kanrich Holdings Limited (“Kanrich”), a British Virgin Islands company jointly established by Mr. Zhou and certain other persons and controlled by Mr. Zhou, (iv) 483,250 Ordinary Shares held by Jun Heng Investment Limited (“Jun Heng”), a British Virgin Islands company solely beneficially owned by Mr. Zhou indirectly through On Chance and controlled by Mr. Zhou, and (v) 93,694,920 Ordinary Shares held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings.

2              Include (i) 250,833 Ordinary Shares held by Mr. Zhou, (ii) 203,240 Ordinary Shares held by On Chance, (iii) 889,506 Ordinary Shares held by Kanrich, and (iv) 483,250 Ordinary Shares held by Jun Heng.

3              Include 93,694,920 Ordinary Shares held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings.

4              This calculation is based on 135,245,866 Ordinary Shares outstanding as of March 31, 2016, as disclosed in the Issuer’s current report on Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on May 17, 2016.

CUSIP No.	90138A103

1	Names of Reporting Persons E-House Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 93,694,920 Ordinary Shares [1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 93,694,920 Ordinary Shares [1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,694,920 Ordinary Shares [1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 69.3% [2]
14	Type of Reporting Person (See Instructions) CO

1              Include 93,694,920 Ordinary Shares held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings.

2              This calculation is based on 135,245,866 Ordinary Shares outstanding as of March 31, 2016, as disclosed in the Issuer’s current report on Form 6-K furnished to the Commission on May 17, 2016.

Item 1.           Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer.

American depositary shares of the Issuer, each representing one Ordinary Share, are listed on the New York Stock Exchange under the symbol “LEJU.”

The principal executive offices of the Issuer are located at 15/F, Shoudong International Plaza, No. 5 Building, Guangqu Home, Dongcheng District, Beijing 100022, People’s Republic of China.

Item 2.                                 Identity and Background

This Schedule 13D is being filed jointly on behalf of Mr. Zhou and E-House Holdings (collectively, the “Reporting Persons,” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

(a)–(c), (f) Mr. Zhou is a permanent resident of the Hong Kong Special Administrative Region of the People’s Republic of China.  Mr. Zhou is the executive chairman of the board of directors of the Issuer and a director and controlling shareholder of E-House Holdings.  Mr. Zhou’s business address is c/o 11/F Yinli Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, People’s Republic of China.

E-House Holdings is an exempted company with limited liability incorporated under the laws of the Cayman Islands jointly established by Mr. Zhou, Sina Corporation (“SINA”) and certain other persons, and controlled by Mr. Zhou. E-House Holdings is principally engaged in investment holding and is the sole shareholder of the Target (as defined in Item 3 below), a leading real estate services company in China. The principal executive offices of E-House Holdings are located at c/o 11/F Yinli Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, People’s Republic of China.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of E-House Holdings are set forth on Schedule A-1 hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

On August 12, 2016 (the “Closing Date”), E-House Merger Sub Ltd. merged with and into E-House (China) Holdings Limited (the “Target”), with the Target continuing as the surviving company and a wholly owned subsidiary of E-House Holdings (the “Merger”). On the Closing Date, the Target held 93,694,920 Ordinary Shares of the Issuer. As a result of the Merger, on the Closing Date, E-House Holdings acquired the beneficial ownership of 93,694,920 Ordinary Shares through the Target. As Mr. Zhou remained the controlling shareholder of E-House Holdings following the Merger, Mr. Zhou may be deemed to have acquired beneficial ownership of the 93,694,920 Ordinary Shares of the Issuer that are held by the Target.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 4.           Purpose of Transaction

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law. Except as set forth above, there are no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

(a)–(b)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As a result of the Merger, on the Closing Date, E-House Holdings acquired the beneficial ownership of 93,694,920 Ordinary Shares through the Target.

After the foregoing acquisition, Mr. Zhou’s beneficial ownership in the Issuer increased to 95,521,749 Ordinary Shares, representing approximately 70.6% of the total issued and outstanding Ordinary Shares.  The 95,521,749 Ordinary Shares beneficially owned by Mr. Zhou include (i) 250,833 Ordinary Shares held by Mr. Zhou, (ii) 203,240 Ordinary Shares held by On Chance, (iii) 889,506 Ordinary Shares held by Kanrich, (iv) 483,250 Ordinary Shares held by Jun Heng, and (v) 93,694,920 Ordinary Shares held by the Target.

Mr. Zhou holds 51.6% of the shares of E-House Holdings and is a director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Ordinary Shares of the Issuer indirectly held by E-House Holdings through the Target. The information with respect to Ordinary Shares that may be deemed to be beneficially owned by each director and officer of E-House Holdings is set forth on Schedule A-2 hereto, which is incorporated herein by reference.

Mr. Zhou disclaims beneficial ownership of the Ordinary Shares owned by Kanrich, On Chance, Jun Heng and E-House Holdings except to the extent of his pecuniary interest therein.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 135,245,866 Ordinary Shares outstanding as of March 31, 2016, as disclosed in the Issuer’s current report on Form 6-K furnished to the Commission on May 17, 2016.

(c)                                  Except as described in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1 hereto, has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

ITEM 6.                                                Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 6.

On the Closing Date, E-House Holdings, Mr. Zhou, SINA and certain other shareholders of E-House Holdings entered into a shareholders agreement (the “Shareholders Agreement”), pursuant to which (a) E-House Holdings undertakes, among other things, that it shall not, directly or indirectly, dispose any Ordinary Shares owned by the Target without the prior written approval of each of Mr. Zhou and SINA, and (b) during the 18-month period following the Closing Date, E-House Holdings has an option to repurchase all the equity interest held by SINA in E-House Holdings for a consideration consisting of (i) 30% of the total outstanding Ordinary Shares at the time of the repurchase and (ii) a cash payment.

A copy of the Shareholders Agreement is attached hereto as Exhibit 7.02 and is incorporated by reference herein. The foregoing description of the Shareholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such Shareholders Agreement attached hereto as Exhibit 7.02.

ITEM 7.                                                Material to be Filed as Exhibits.

Exhibit 7.01                              Joint Filing Agreement by and between the Reporting Persons, dated August 22, 2016.

Exhibit 7.02                              Shareholders Agreement by and among E-House Holdings, Mr. Zhou, SINA and certain other parties thereto, dated August 12, 2016.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

	Date:	August 22, 2016

Xin Zhou
/s/ Xin Zhou

E-House Holdings Ltd.
By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

SCHEDULE A-1

Directors and Executive Officers of E-House Holdings

Name	Position with E-House Holdings	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Director of E-House Holdings	11/F, Yinli Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, People’s Republic of China	Hong Kong S.A.R.

Neil Nanpeng Shen	Director	Founding Managing Partner of Sequoia Capital China	Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong	Hong Kong S.A.R.

Charles Chao	Director	Chairman of the Board and Chief Executive Officer of SINA	7/F Sina Plaza, No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China	United States

SCHEDULE A-2

Ordinary Shares Beneficially Owned by the Directors and Executive Officers of E-House Holdings

	Ordinary Shares Beneficially Owned
	Number		% (1)
Directors and Executive Officers

Xin Zhou	95,521,749		70.6%

Neil Nanpeng Shen	187,523	(2)	0.1%

Charles Chao	242,500	(3)	0.2%

(1)                                 For each person included in this table, the percentage of beneficial ownership is calculated based on (i) 135,245,866 Ordinary Shares outstanding as of March 31, 2016, as disclosed in the Issuer’s current report on Form 6-K furnished to the Commission on May 17, 2016, and (ii) the number of Ordinary Shares issuable to such person upon exercise of options or vesting of restricted shares within 60 days after August 12, 2016.

(2)                                 Include (i) 1,750 Ordinary Shares held by Mr. Shen as of August 12, 2016, (ii) 104,244 Ordinary Shares held by Smart Create Group Limited, a British Virgin Islands company controlled by Mr. Shen, (iii) 68,197 Ordinary Shares held by Smart Master International Limited, a British Virgin Islands company controlled by Mr. Shen, and (iv) 13,332 Ordinary Shares issuable to Mr. Shen upon exercise of options or vesting of restricted shares within 60 days after August 12, 2016.

(3)                                 Include (i) 2,500 Ordinary Shares held by Mr. Chao as of August 12, 2016 and (ii) 240,000 Ordinary Shares issuable to Mr. Chao upon exercise of options or vesting of restricted shares within 60 days after August 12, 2016.